June 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Mr. Gregory Dundas

Re:      MainSource Financial Group, Inc.
         Registration Statement on Form S-3
         File No. 333-124018

Dear Mr. Dundas:

Pursuant to the Rules and Regulations under the Securities Act of 1933, as amended, MainSource Financial Group, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may be effective at 3:00 p.m., Washington, D.C. time, on June 9, 2005, or as soon as practicable thereafter.

Very truly yours,



/s/  James L. Saner, Sr.
------------------------
James L. Saner, Sr.
Chairman of the Board, President
and Chief Executive Officer